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                             December 23, 2021

       Danny Yeung
       Director
       Prenetics Global Limited
       Unit 701-706, K11 Atelier King   s Road
       728 King   s Road, Quarry Bay, Hong Kong

                                                        Re: Prenetics Global
Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed December 16,
2021
                                                            File No. 333-260928

       Dear Mr. Yeung:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form F-4 Filed December 16, 2021

       Cover Page

   1.                                                   Please disclose on both
the Cover Page and in the Summary of the Proxy
                                                        Statement/Prospectus
whether your auditor is subject to the determinations announced by the PCAOB on December
16, 2021.
   2. Where you discuss how cash flows through your organization, please provide cross-
                                                        references to the
condensed consolidating schedule and the consolidated financial statements.
       Selected Historical Financial Data of Prenetics, page 48

   3. Please tell us and clarify in Note (b) on pages 48-49 what is meant by the "elimination of
 Danny Yeung
FirstName  LastNameDanny
Prenetics Global Limited Yeung
Comapany23,
December   NamePrenetics
               2021        Global Limited
December
Page 2     23, 2021 Page 2
FirstName LastName
         exchange reverse upon consolidation".
4.       We note your response to comment 5. Please address the following:
             Please present major line items in your consolidating schedules, such as direct costs, and subtotals as well as disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary;
and
             Please further revise your consolidating schedules to also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.
            The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Risk Factors
PubCo's securities may be delisted or prohibited from being traded..., page 61

5. Please update your disclosure regarding the HFCAA to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or
         Hong Kong.
Unaudited Pro Forma Condensed Combined Financial Information, page 273

6. We note your response to comment 8. We remind you that Item 8.A.5 of the Form 20-F states that if the company has published interim financial information that covers a more current period than those otherwise required by the standard, the more current interim financial information must be included. We note that the financial statements for Artisan
         Acquisition Corporation have been provided for the more current period ending
         September 30, 2021. We would also expect the pro forma financial information to be updated for the more current period. We remind you that Article 11 of Regulation S-
         X permits the ending date of the periods included for the target company to differ from those of the registrant by up to a fiscal quarter. Refer to Rule 11-02(c)(3) of Regulation S-
         X.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.
 Danny Yeung
Prenetics Global Limited
December 23, 2021
Page 3

                                        Sincerely,
FirstName LastNameDanny Yeung
                                        Division of Corporation Finance
Comapany NamePrenetics Global Limited
                                        Office of Life Sciences
December 23, 2021 Page 3
cc:       Jonathan B. Stone, Esq.
FirstName LastName